June 1, 2021

1271 Avenue of the Americas

New York, New York 10020-1401

Tel: +1.212.906.1200 Fax: +1.212.751.4864

www.lw.com

FIRM / AFFILIATE OFFICES

Beijing	Moscow
Boston	Munich
Brussels	New York
Century City	Orange County
Chicago	Paris
Dubai	Riyadh
Düsseldorf	San Diego
Frankfurt	San Francisco
Hamburg	Seoul
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley; Lilyanna Peyser

Re:	Mister Car Wash, Inc.

Draft Registration Statement on Form S-1

Submitted May 11, 2021

CIK No. 0001853513

Dear Ms. Bagley or Ms. Peyser:

On behalf of Mister Car Wash, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated May 27, 2021 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with a public filing of the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

June 1, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1, submitted May 11, 2021

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Cost of Labor and Chemicals and Other Store Operating Expenses, page F-12

1.

We note your response to comment 28. Please revise to include the information in your response regarding which maintenance expenses are classified within Cost of Labor and Chemical and Other Store Operating Expenses.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-12 of the Registration Statement accordingly.

*    *    *

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8008 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Drew Capurro

Drew Capurro of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

John Lai, Chief Executive Officer, Mister Car Wash, Inc.

Jedidiah Gold, Chief Financial Officer, Mister Car Wash, Inc.

Lisa Bossard Funk, General Counsel, Mister Car Wash, Inc.

Gregory P. Rodgers, Latham & Watkins LLP

Benjamin J. Cohen, Latham & Watkins LLP